Mail Stop 7010


November 23, 2005


Via U.S. mail and facsimile

Mr. Robert J. Siverd
General Counsel
General Cable Corporation
4 Tesseneer Drive
Highland Heights, KY 41076

Re: 	General Cable Corporation
Registration Statement on Form S-4
Filed November 9, 2005
File No. 333-129577

Form 10-Q for the quarter ended April 1, 2005
Filed May 10, 2005
File No. 001-12983

Form 10-Q for the quarter ended July 1, 2005
Filed August 8, 2005
File No. 001-12983

Form 10-Q for the quarter ended September 30, 2005
Filed November 7, 2005
File No. 001-12983

Schedule TO
Filed November 9, 2005
File No. 005-42442

Dear Mr. Siverd:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1. We note on October 10, 2005 you issued a press release
announcing
that you have "reached an agreement in principle to acquire the wire
and cable manufacturing business of SAFRAN SA..." It appears from this disclosure that this is a probable acquisition. If you also meet the 50 percent or greater threshold of one of the significance tests in Rule 1-02(w) of Regulation S-X, you are required to include
audited financial statements for the wire and cable manufacturing business in your registration statement in accordance with Rule 3-05 of Regulation S-X. Please provide us with your analysis of the significance tests in accordance with Rule 1-02(w) of Regulation S-X for this probable acquisition. We remind you that this test should be performed using amounts prepared in accordance with US GAAP.
If
this probable acquisition meets the 50 percent or greater threshold, please amend your registration statement to include the required financial statements, as outlined in Rule 3-05(b) of Regulation S-X.

2. We note that you have elected to commence this exchange offer early, pursuant to Rule 162. Although a preliminary prospectus used to commence an exchange offer early must include the legend required by Rule 501(b)(10) of Regulation S-K, the language in the legend must be appropriately tailored and thus may not state that the prospectus is not complete. For an example of language that may be used in the
"red herring" legend in an early commencement exchange offer, please see Q&A 2 in Part I.E in the Third Supplement (July 2001) the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, available on the SEC`s Web site at www.sec.gov.

Registration Statement Cover Page

3. The cover page to the registration statement indicates that the approximate date of commencement will be as soon as practicable after the registration statement becomes effective. Please be advised that in an early commencement offer, commencement begins on the date the prospectus and tender offer materials are both filed and sent to security holders. Tell us the date upon which such materials were sent to security holders.

Risk Factors, page 8

4. Please add risk factor disclosure regarding the risks of relying on your financial statements due to the fact that your internal control over financial reporting and your disclosure controls and procedures are not effective.

Questions and Answers, page 22

What are the material U.S. federal income tax considerations, page
26

5. Please revise the statement "is likely to be taxable to you" to state counsel`s opinion and identify counsel.

The Conversion Offer, page 29

Terms of the Conversion Offer, page 29

6. Consider revising your disclosure to explain how the cash amount in lieu of fractional shares will be determined. In doing so, provide an example of how this amount will be arrived at so readers can appreciate what consideration they should expect to receive, as it seems likely that almost all security holders who tender will receive some amount of cash in lieu of fractional shares.

7. Revise the language at the top of page 30 reserving the right to delay payment "in order to comply with applicable law." Payment may be delayed in anticipation of governmental regulatory approvals, not to effect general legal compliance.

General Conditions, page 34

8. Please revise your disclosure to clarify the instances in which your conditions may be waived as your current disclosure would seem to indicate that all conditions to the offer may be waived. If that is the case, in the alternative, please revise to discuss the consequences of waiving your ability to obtain an amendment to your existing senior secured credit facility.

9. We note that the offer remains subject to a financing condition.
In this regard, please note our position that a material change in the offer occurs when the offer becomes fully financed, i.e. the financing condition is satisfied, and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction or waiver of the financing condition. Please advise us of your intentions in this regard. We may have further comment.

10. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange.
Please revise the language accordingly.

11. Please disclose the basis upon which you will determine whether material conditions have been satisfied and note that you must include an objective standard for the determination of whether a condition has been satisfied. For example, we note your utilization of your "sole" judgment.

Material U.S. Federal Income Tax Considerations, page 69

12. We note that counsel has provided a short-form tax opinion, which is included in Exhibit 5.1 to the registration statement. We have the following comments:

* The disclosure set forth in this section must be counsel`s opinion and may not be a mere summary of the material tax consequences, as referenced in the first and last paragraphs of this section.
Please
revise accordingly.

* The legal opinion must speak through the effective date of the registration statement. Please revise the second paragraph of this section accordingly.

13. Since counsel is providing a "should" opinion, please clearly and specifically describe the uncertainties that cause counsel to be unable to give a "will" opinion.

Incorporation of Certain Documents by Reference, page 74

14. Item 11 of Form S-4 permits specific incorporation by reference only of documents filed prior to effectiveness of the registration statement pursuant to Sections 13(a) or 15(d) of the Exchange Act. Supplementally advise us of the basis for incorporating the information set forth in the second bullet point, considering it is being provided pursuant to Section 14, in lieu of providing it in response to the item requirements of Form S-4 or provide this information in the document because it is required by at least Item
18 of Form S-4.

15. Although Form S-4 may allow you to incorporate by reference to periodic reports filed after a registration statement, Schedule TO does not permit such "forward" incorporation. Therefore, if you intend to incorporate by reference future information, please ensure that you will amend the Schedule TO to expressly do so by specific reference to such information. Please confirm your understanding in this regard.

Dealer Manager, page 75

16. Please disclose the services Merrill Lynch performed as dealer manager and disclose the amount of compensation paid or to be paid to
Merrill Lynch 	for its services in connection with the conversion
offer.

Exhibit 5.1

17. We note counsel`s opinion set forth in the second last paragraph of this section. We also note that counsel is providing a short-form tax opinion, as discussed in comment three above. Please have counsel revise its opinion to clearly indicate that the discussion set forth in your registration statement in the section entitled "Material U.S. Federal Income Tax Consequences" is counsel`s opinion.

Exhibit 99.1

18. Under "Waiver of Conditions" we note your statement that you reserve "the absolute right...to amend or waive any of the conditions to the Conversion Offer in the case of any Preferred Stock
surrendered for conversion...."  In the event you waive a
condition,
you must waive it as to all security holders. Please revise accordingly.

Form 10-Q for the quarter ended April1, 2005
Form 10-Q for the quarter ended July 1, 2005
Form 10-Q for the quarter ended September 30, 2005

Item 4. Controls and Procedures

19. We note the qualifications set forth in the second paragraph of this section. Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your CEO and CFO concluded that your disclosure controls and procedures either are or are not effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance.
Refer to Section II.F.4 of Management`s Reports on Internal
Control
Over Financial Reporting and Certification of Disclosure in
Exchange
Act Periodic Reports, SEC Release No. 33-8238, available on our website at www.sec.gov.

20. We note that the conclusion of your CEO and CFO set forth in the last sentence of third paragraph of this section refers to the end of the period covered by your annual report on Form 10-K. Your CEO and
CFO must assess the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report in which the conclusion is stated. Please revise each of your quarterly reports on Form 10-Q accordingly. See Item 307 of Regulation S-K.

Schedule TO

21. We note that you refer readers to information that has been previously filed with the Commission on EDGAR. See, for example, your reference to the Form 10-Q in response to Item 7(d) and Form 10-
K in response to Item 10(a). Schedule TO limits your ability incorporate by reference to those items that have been filed as an exhibit. Accordingly, please revise Item 12 of your Schedule TO to include the information that has been previously filed with the Commission as an exhibit to the Schedule pursuant to General Instruction F of Schedule TO.

*	*	*	*

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736 or, in her absence, Nilima Shah, Accounting Branch Chief, at
(202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Mara Ransom, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3264, or the undersigned at (202) 551-3767 with any other questions.

Sincerely,



Jennifer Hardy
Legal Branch Chief


cc:	Mr. Alan H. Lieblich
Mr. Jeffrey M. Taylor
Blank Rome LLP
One Logan Square
Philadelphia, PA 19103-6998
Mr. Robert Evans III
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
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Mr. Robert J. Siverd
General Cable Corporation
November 23, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE